

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

October 21, 2009

Mr. Andrew Caminschi
Chief Financial Officer
KAL Energy, Inc. (PT KUBAR RESOURCES)
World Trade Center, 14th Floor
Jl. Jenderal Sudirman Kav. 29-31
Jakarta 12920, Indonesia

> **Re:** **KAL Energy, Inc.**
> **Form 10-KSB for the fiscal year ended May 31, 2008**
> **Filed on September 15, 2008 and Amended on May 8, 2009**
> **Form 10-Q for the Fiscal Quarter Ended February 28, 2009**
> **Filed April 20, 2009**
> **File No. 333-97201**

Dear Mr. Caminschi:

In your letter dated July 10, 2009 you indicated that you would amend the above captioned filings to correct various reporting deficiencies. As of the date of this letter, you have not amended these filings. Therefore, the comments issued in our letter dated June 2, 2009 remain outstanding and unresolved. We expect you to proceed with the amendments by November 4, 2009 or to advise us why you are unable to respond and when you will be able to do so.

If you do not resolve the reporting deficiencies or contact us by November 4, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at

Mr. Andrew Caminschi
KAL Energy, Inc.
October 21, 2009
Page 2

http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm. Please contact Jenifer Gallagher at 202-551-3706 if you have any questions.

Sincerely,

Karl Hiller
Branch Chief